GFAI

Guardforce AI Co., Limited

Empower Business with AI Solutions

Forward-Looking Disclosures

This presentation contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our goals and strategies; our future business development, financial condition and results of operations; expected changes in our revenue, costs or expenditures; growth of and competition trends in our industry; our expectations regarding demand for, and market acceptance of, our products; our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with; our expectation regarding the use of proceeds from the offering; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to our industry; key personnel continuing their employment with us; and the impact of the COVID-19 pandemic.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and in our annual report for our fiscal year ended December 31, 2023, on Form 20-F. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date on which the statements are made in this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this presentation, whether as a result of new information, future events or otherwise.

This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Neither we nor our affiliates, advisors or representatives make any representation as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation.

1. Customer-Centric Growth Journey







Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is a global integrated solution provider, specializing in security solutions, and focusing on implementing AI and robotics solutions to improve business operational efficiency and sales and marketing processes, especially for the retail and travel industry in the Asia Pacific.

Evolving with Client's Urging Needs
Rising from Security to AI & Robotics

Robust Client Base
- 90% Long-term Client
- 25,000+ Retail Stores Served

Unified GFAI ICP[1]
- 1,000+ Robots in Service
- 7 Markets in APAC & U.S.

Developed GFAI Agent
- 2 Segment Solutions
- 1,000+ Robots for Travel

More to Come…
- AI Travel Solution
- AI Purchase Solution
- …

1982 — 2020 — 2024 — Future

Security Solutions
（1982-Now）



AI & RaaS Solutions
（2020-Now）



AI Technology & Services
（2024-Now）



GFAI ICP: Guardforce AI Intelligent Cloud Platform

2. GFAI Agent

The Well-Trained Assistant Addressing the “Matching” Problem

Fail to Implement Gen-AI

Lose Enormous Growth Opportunities

Travel

Market Potential: Gen-AI implementation will grow at **17.5%** CAGR (2023-2029), reaching **$9.5 Billion** by 2029.

Customer Adoption: **One-third** of travelers already use Gen AI to customize their trips.

Retail

Market Potential: Gen-AI implementation will grow at a CAGR of **36.8%**, reaching **$11 Billion** by 2033. Potentially unlocking **$240** to **$390 Billion** in sales

Customer Adoption: **70%** of leaders predominantly prioritize Generative AI in marketing and sales.

Market Data from MarketResearch.Biz, MaximizeMarketResearch, McKinsey, Masterofcode

Generative AI & AI Agents

GFAI

Generative AI

(Content Generation Tool)

- Scales content production
- Provide creative inspiration

Specified for content creation and complex language understanding

AI Agents

(Industry-Specific Problem)

- Extensive vertical knowledge, continuously learn and improve
- Integrate with various tools

Address industry-specific decision-making problems

GFAI Agent: Empower AI Travel and AI Purchase



AI Travel
AI Purchase
GFAI Agent
Feedback Agent
Recommendation Agent
Demand Analysis Agent
Pricing Agent
Open Data
Cloud Service
Customer Data
CustomerSOP
Memory
Tools
Logic
Planning
Actions
3rd Party API
Robot & Application
Unified AI Platform + LLM Integration
Hotel
Restaurant
Scenic Spot
Office Building

Matching Travelers' Needs: AI Travel Solutions

Problems Caused By Information Mismatching

Unclear Pricing & Hidden Fees

Fixed Route VS Personalized Routes

Unexpected Changes Impact Trip Experience

AI Travel Solutions

(RTA) RoboTravel Agent

- Trip Recommendations
- Ticketing Services
- Coupon Services

(AITA) AI Travel Assistant*

- Personalized Trip Planning
- Customized Budgeting
- Packing Recommendation
- Real-time Trip Reminder with Traffic, Opening hours, Weather, etc
- Real-time Trip Adjustment Suggestions



1,000+ RTAs Deployed

* In Proof-of-Concept Period

Matching Buyer and Seller: AI Purchase Solutions*

GFAI

Pain Points for Mismatching

Overwhelming Product Selection

Lack of Knowledge to Match Needs

Time-Consuming and High Trial & Error

AI Purchase Correct Match

Demand Analysis
(understand customer needs)

Product Recommendation
(find the best match)

After-Sale Service
(feedback and boost future sales)

*In Proof-of-Concept Period

3. Financial and Management Team

Revenue Streams

GFAI

Diversified Solutions Serving the Same Client Base, Creating Multiple Revenue Streams

Services/Solutions	Business Unit	Clients
• Cash-in-transit • Consolidated Cash Center • ATM Services • Security Projects • CCTV Management	Security Services	Travel Banks **Retail stores** Hospitals **Travel** Public Facilities
• Smart Retail Solutions • AI Travel Solutions • AI Sales for Retail • Robotic solutions	AI & Robotics	

Direct Sales + Rental + Subscription Model + Partnership Model = Recurring Revenue for Long-Term Service

Financial Snapshot

Revenues 2022 vs 2023

Amount in USD	2022	2023	Variance%
Revenue[1]	34.0M	36.3M	6.8%
Gross Profit[2]	3.8M	5.4M	42%
Gross Margins	11.1%	14.9%	2.8%
Adjusted EBTIDA[3]	(4.7M)	(1.8M)	61.7%
Total Assets	61.2M	45.8M	(25.1%)
Total Cash	8.2M	22.0M	168%

1: Revenue increased by 6.8%, due to the recovery of the market in security solutions. Growth in the retail and tourism industry in Thailand in early 2024 benefits both our cash business and AI robotic business in the coming year.

2: Gross Profit increased by 42% due to cost control.
3. Adjusted EBITDA: loss due to business transition to AI & Robotics solutions, which resulted in a non-cash impairment impact from obsolete inventory and fixed assets in robotics in 2023.

Experienced Management

GFAI

LEI WANG
(OLIVIA)



CHAIRWOMAN & CEO

More than 18 years in Technology Solutions and Services; MBA

BOARD MEMBER

YUTING ZUO
(CATHERINE)



CFO

More than 10 years in accounting, corporate finance and SEC reporting, qualified AICPA

KEE YUN KWAN
(TOMMY)



COO

More than 40 years in Security, VP of Thailand Security Association

LIN JIA



PRESIDENT

More than 12 years in robotics & AI, Specializing in developing RaaS, PaaS, SaaS, and AI solutions

Seasoned Board (Independent)



DAVID VICCARS

CHAIR - NOMINATING

- Over 20 years of senior-level experience in the security industry within the APAC region
- Former Director at Securitas Asia
- Formerly served the British Army with the Royal Tank Regiment

JOHN FLETCHER

CHAIR - COMPENSATION

- Chief Operating Officer at Pluris Capital Group, Inc
- Registered broker/dealer and Chief Financial Officer at Rebus Capital Group, LLC
- Formerly served as the Managing Director at Maxim Capital Group, LLC
- Previously served as a Managing Director and co-head of Brean Capital, LLC





DONALD PANGBURN

CHAIR - AUDIT

- Formerly North America Director at Horwath International and served as executive council
- Specialized in providing services to SEC reporting clients in Hong Kong, Taiwan, Mainland China, Singapore and Malaysia
- Certified Public Accountant in the United States

Investment Highlights

Built on Experienced Business + opportunity driven by GFAI Agents,

We are empowering client's efficiency with AI & Robotics.

Strong Demand Solutions

- AI Travel Solution
- AI Purchase Solution

AI Technology For Efficiency

- Unified Cloud Platform
- Unique GFAI Agents

Experienced Business

- Security + AI & Robotics
- Asia Pacific - Focused

Business Model & Leadership

- Majority Recurring Revenue
- Seasoned Leadership

Website:
www.guardforceai.com

Twitter. LinkedIn. Facebook
@Guardforceai

Investor Relations:
yu.hu@guardforceai.com


GFAI

GFAI

GUARDFORCE AI CO., LTD

Appendix

Key Trading Statistics

GFAI GFAIW*	9,830,373 Shares	12 Million	250,463 Shares
Ticker Symbol	Ordinary Share Outstanding (by April 29, 2024)	Market Capitalization (Sep 5, 2024)	3-month trading volume (Jun 11 to Sep 5, 2024)

*GFAIW: Ticker symbol for Guardforce AI warrants

Non-IFRS Financial Data*

GFAI

	For the years ended December 31,	
	2023	2022
Net loss from continuing operations – IFRS	$ (29,623,520)	$ (18,603,626)
Finance costs	653,374	1,141,830
Income tax expense (benefit)	434,320	132,208
Depreciation and amortization expense	5,243,240	5,981,407
EBITDA	(23,292,586)	(11,348,181)
Stock based compensation expense	1,101,800	252,095
Provision for expected credit loss on trade receivables and other receivables	899,433	-
Allowance for doubtful debts on a related party	5,637,527	-
Impairment on goodwill	2,267,583	-
Impairment on intangible assets	3,713,551	-
Written off/ Provision for withholding tax receivables	683,344	448,243
Provision for obsolete inventories	3,797,552	942,882
Impairment loss on fixed assets	3,682,789	4,408,037
Foreign exchange gains (losses), net	(305,026)	590,965
Adjusted net (loss) income (Non-IFRS)	$ (1,814,033)	$ (4,705,959)

*To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

*EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented. Non-IFRS adjusted net income represents net income before (i) finance costs, foreign exchange losses (gain), income tax (benefit) expense and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for and written off of withholding tax receivables. Non-IFRS earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. The table above is a reconciliation of our net loss to EBITDA and non-IFRS net loss for the periods indicated.